Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Celanese Corporation:

We consent to the use of our reports dated February 7, 2014, with respect to the consolidated balance sheets of Celanese Corporation as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus. Our report on the consolidated financial statements refers to a change in the method of accounting for pension and other postretirement benefit obligations.

/s/ KPMG LLP

Dallas, Texas
February 7, 2014